Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	6th Floor – “A” Block Tidel Park, No. 4, Rajiv Gandhi Salai Taramani, Chennai – 600 113, India Tel: + 91 44 6117 900

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and the year ended March 31, 2020 (“Statement”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and
ii.	gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive loss and other financial information of the Company for the quarter and the year ended March 31, 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive loss of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Black ‘B’, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

S.R. Batliboi & Associates LLP

Chartered Accountants

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The Statement includes the results for the quarter ended March 31, 2020 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2020 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per S Balasubrahmanyam

Partner

Membership No.: 053315

UDIN: 20053315AAAAAY9936

Place: Chennai

Date: May 20,2020

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2020

					All amounts in Indian Rupees millions
Sl.		Quarter ended			Year ended
No.	Particulars	31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	28,195	29,864	26,084	109,925	104,667
	b) License fees and service income	184	458	263	8,105	1,062
	c) Other operating income	138	118	105	474	526
	Total revenue from operations	28,517	30,440	26,452	118,504	106,255

2	Other income	1,274	693	727	7,432	2,384

	Total income (1 + 2)	29,791	31,133	27,179	125,936	108,639

3	Expenses
	a) Cost of materials consumed	6,543	6,730	5,233	25,565	21,032
	b) Purchase of stock-in-trade	2,261	3,461	2,365	11,172	8,686
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	672	(1,001)	1,063	(999)	660
	d) Employee benefits expense	5,166	5,112	4,900	20,302	19,319
	e) Depreciation and amortisation expense	1,923	1,958	2,042	7,892	7,806
	f) Finance costs	118	117	87	478	568
	g) Selling and other expenses	8,667	8,581	8,525	33,768	33,561

	Total expenses	25,350	24,958	24,215	98,178	91,632

4	Profit before tax (1 + 2 - 3)	4,441	6,175	2,964	27,758	17,007

5	Tax expense / (benefit)
	a) Current tax	690	1,092	657	4,839	2,818
	b) Deferred tax	(1,277)	(134)	279	(6,458)	1,416

6	Net profit for the period / year (4 - 5)	5,028	5,217	2,028	29,377	12,773

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	85	4	(14)	88	(1)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(33)	-	6	(33)	3
	b) (i) Items that will be reclassified to profit or loss	(464)	(33)	168	(750)	209
	(ii) Income tax relating to items that will be reclassified to profit or loss	161	12	(59)	259	(73)

	Total other comprehensive income	(251)	(17)	101	(436)	138

8	Total comprehensive income (6 + 7)	4,777	5,200	2,129	28,941	12,911

9	Paid-up equity share capital (face value Rs. 5/- each)	831	831	830	831	830

10	Other equity				151,088	126,011

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	30.34	31.47	12.22	177.23	76.98
	Diluted	30.28	31.42	12.21	176.88	76.85
		(Not annualised)	(Not annualised)	(Not annualised)

	See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information					All amounts in Indian Rupees millions
Sl.		Quarter ended			Year ended
No.	Particulars	31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,373	7,106	6,941	26,996	25,802
	b) Global Generics	22,606	24,680	20,739	89,774	85,936
	c) Proprietary Products	16	296	149	7,644	303
	Total	29,995	32,082	27,829	124,414	112,041

	Less: Inter-segment revenue	1,478	1,642	1,377	5,910	5,786
	Total revenue from operations	28,517	30,440	26,452	118,504	106,255

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	438	957	32	1,465	2,156
	b) Global Generics	4,203	6,193	4,022	22,116	20,852
	c) Proprietary Products	(97)	92	(619)	6,525	(2,252)
	Total	4,544	7,242	3,435	30,106	20,756

	Less: (i) Finance costs	118	117	87	478	568
	(ii) Other un-allocable expenditure / (income), net	(15)	950	384	1,870	3,181
	Total profit before tax	4,441	6,175	2,964	27,758	17,007

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Effective 1 April 2019, the Company adopted Ind As 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 332 million and right-of-use assets of Rs. 332 million.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports (EIR) from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA. has completed the audit on January 28, 2020. The Company has been issued a Form 483 with 5 observations and responded to the observations in February 2020. In May 2020, the Company has received the EIR from the U.S. FDA, for the API manufacturing facility at Srikakulam, indicating closure of the audit and the inspection classification of this facility is determined as "Voluntary Action Indicated" (VAI).
With this, all facilities under warning letter are now determined as VAI.

4	"Revenue from operations" for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

5	"Other income" includes an amount of Rs. 3,457 millions received from Celgene during the quarter ended 30 June 2019, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

6	"Other income" includes dividend income of Rs. 392 million declared by Kunshan Rotam Reddy Pharmaceutical Company Limited during the quarter ended 30 June 2019.

7	During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019 (enacted into Taxation laws (Amendment) Act 2019), announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

During the quarter ended 31 March 2020, the Company recognised deferred tax benefit of Rs. 1,264 million pursuant to a planned restructuring activity between the group companies. The restructuring activity is expected to be completed by the quarter ended 30 June 2020.

DR. REDDY’S LABORATORIES LIMITED

8	On 15 May 2020, the Company entered into a Stipulation and Agreement of Settlement with Lead Plaintiff the Public Employees’ Retirement System of Mississippi in the putative securities class action filed against the Company in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay Rs.681 million (U.S.$9 million). Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation. As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company’s financial results for the year ended 31 March 2020. Amount payable to the plaintiff on account of the settlement and that receivable from the insurer have been presented under “other current financial assets” and “other current financial liabilities”, respectively in the balance sheet of the Company as at 31 March 2020. Please refer to the intimation made by the Company to the Stock exchanges on 16 May 2020 for full details of the settlement.

9	During the year ended 31 March 2019, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “other income”.

10	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company has also used the principles of prudence in applying judgements, estimates and assumptions including sensitivity analysis and based on the current estimates, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. As the outbreak continues to evolve, the Company will continue to closely monitor any material changes to future economic conditions.

11	Balance sheet

	All amounts in Indian Rupees millions
	As at	As at
Particulars	31.03.2020	31.03.2019
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	37,698	39,504
Capital work-in-progress	3,841	4,001
Goodwill	323	323
Other intangible assets	6,318	7,000
Intangible assets under development	277	-
Financial assets
Investments	33,671	18,191
Trade receivables	1,737	113
Loans	12	332
Other financial assets	474	447
Deferred tax assets, net	6,129	-
Tax assets, net	3,073	3,106
Other non-current assets	138	126
Total non-current assets	93,691	73,143

Current assets
Inventories	21,904	20,156
Financial assets
Investments	21,184	21,144
Trade receivables	46,387	37,177
Derivative instruments	783	335
Cash and cash equivalents	392	1,132
Other financial assets	1,888	692
Other current assets	8,529	8,696
Total current assets	101,067	89,332

TOTAL ASSETS	194,758	162,475

EQUITY AND LIABILITIES
Equity
Equity share capital	831	830
Other equity	151,088	126,011
Total Equity	151,919	126,841

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	193	3,454
Provisions	545	547
Deferred tax liabilities, net	-	555
Other non-current liabilities	296	285
Total non-current liabilities	1,034	4,841

Current liabilities
Financial liabilities
Borrowings	10,436	5,463
Trade payables
Total outstanding dues of micro enterprises and small enterprises	55	77
Total outstanding dues of creditors other than micro enterprises and small enterprises	10,629	10,239
Derivative instruments	1,524	45
Other financial liabilities	13,928	10,160
Provisions	2,073	1,847
Other current liabilities	3,160	2,962
Total current liabilities	41,805	30,793

TOTAL EQUITY AND LIABILITIES	194,758	162,475

DR. REDDY’S LABORATORIES LIMITED

12	Statement of cashflows

	All amounts in Indian Rupees millions
	Year ended	Year ended
Particulars	31.03.2020	31.03.2019
	(Audited)	(Audited)
Cash flows from/(used in) operating activities
Profit before taxation	27,758	17,007
Adjustments for:
Depreciation and amortisation expense	7,892	7,806
Impairment loss on other intangible assets	-	24
Equity settled share-based payment expense	521	389
Fair value changes and profit on sale of mutual funds, net	(821)	(669)
Foreign exchange loss / (gain), net	(229)	2,455
(Gain)/loss on sale/disposal of property , plant and equipment and other intangible assets, net	135	(400)
Interest income	(856)	(812)
Finance costs	478	568
Allowances for credit losses and doubtful advances, net	95	(139)
Dividend income	(397)	-
Provision/(reversal of provision) relating to non-current investments	-	359
Changes in operating assets and liabilities:
Trade receivables	(10,927)	4,547
Inventories	(1,748)	(1,588)
Trade payables	368	(201)
Other assets and other liabilities, net	892	663
Cash generated from operations	23,161	30,009
Income taxes paid, net	(4,769)	(2,388)
Net cash generated from operating activities	18,392	27,621

Cash flows from/(used in) investing activities
Proceeds from sale of property, plant and equipment	58	879
Expenditures on property, plant and equipment	(4,262)	(5,775)
Expenditures on other intangible assets	(476)	(753)
Purchase of investments	(122,726)	(77,267)
Proceeds from sale of investments	109,186	74,786
Loans and advances (given) /repaid by subsidiaries	343	1,800
Dividend income received	397	-
Interest income received	588	821
Net cash used in investing activities	(16,892)	(5,509)

Cash flows from/(used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	4	- *
Proceeds from/(repayment of ) short-term loans and borrowings, net	4,630	(17,049)
Repayment of long-term loans and borrowings, net	(1,805)	-
Payment of principal portion of lease liabilities	(155)	-
Dividends paid (including corporate dividend tax)	(3,914)	(4,002)
Purchases of treasury shares	(474)	(535)
Interest paid	(527)	(645)
Net cash used in financing activities	(2,241)	(22,231)

Net increase / (decrease) in cash and cash equivalents	(741)	(119)
Effect of exchange rate changes on cash and cash equivalents	-	44
Cash and cash equivalents at the beginning of the year	1,132	1,207
Cash and cash equivalents at the end of the year**	391	1,132

*Rounded off to millions

**Adjusted for bank overdraft of Rs. 1 million for year ended 31 March 2020.

13	The audited results were reviewed by the Audit Committee of the Board on 19 May 2020 and approved by the Board of Directors of the Company at their meeting held on 20 May 2020.

14	The Board of Directors, at their meeting held on 20 May 2020, have recommended a final dividend of Rs. 25 per share subject to the approval of shareholders.

15	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

16	The results for the quarter and year ended 31 March 2020 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 20 May 2020	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director